EXHIBIT 11
ALICO, INC.
Computation of Earnings per share
(in thousands except per share data)

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2007	2006	2007	2006
Net income (loss)	$(13,149)	$2,540	$(6,416)	$6,360
Weighted average shares outstanding	7,369	7,366	7,371	7,366

Basic earnings (loss) per share	$(1.78)	$0.34	$(0.87)	$0.86

(Net income divided by shares outstanding)

Dilutive securities (options outstanding)	20	12	14	11

Weighted average shares, diluted	7,389	7,378	7,385	7,377

Fully diluted earnings per share	$(1.78)	$0.34	$(0.87)	$0.86

(Net income divided by diluted shares)